

April 13, 2015

Via E-mail
Jeffrey T. Siegal
Vice President and Chief Financial Officer
Key Technology, Inc.
150 Avery Street
Walla Walla, Washington 99362

> **Re:** **Key Technology, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2014**
> **Filed December 12, 2014**
> **File No. 001-33919**

Dear Mr. Siegal:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2014

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Overview, page 20

1.   We note that you have disclosed expected EBITDA. Please explain to us how you considered the requirements of Item 10(e)(1)(i)(B) of Regulation S-K regarding the use of forward-looking non-GAAP information. In addition, please note that if the comparable GAAP financial measure is not accessible on a forward-looking basis, you should disclose that fact and provide reconciling information that is available without an unreasonable effort. Refer to SEC Release No. 33-8176.

<u>Liquidity and Capital Resources, page 27</u>

<u>Fiscal 2014, page 27</u>

2.   We note that your Belgian subsidiary was not in compliance with the tangible net worth covenant. We further note that you do not believe this covenant violation will have a material effect on your operations. Please tell us what consideration you gave to quantifying the amounts required to comply with your covenants and the actual or reasonably likely effects of non-compliance with the covenants on your financial condition and liquidity. Refer to Section IV.C of SEC Release 33-8350.

<u>Item 8 - Financial Statements and Supplemental Data, page 31</u>

<u>Note 13 - Income Taxes, page 54</u>

3.   Please describe to us your consideration of the guidance of Rule 4-08(h)(1)(i) of Regulation S-X in assessing whether you should disclose the domestic and foreign components of your income (loss) before income taxes as either foreign or domestic.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief